

June 3, 2011

<u>Via Facsimile and U.S. Mail</u>

Ronald M. Dickerman
MIRELF IV REIT Investments, LLC
410 Park Avenue, 10th Floor
New York, NY 10022

> **Re:** **Hines Real Estate Investment Trust, Inc.**
> **Schedule TO-T filed on May 25, 2011**
> **Filed by MIRELF IV REIT Investments, LLC et al.**
> **File No. 5-86245**

Dear Mr. Dickerman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO</u>

<u>Offer to Purchase</u>

<u>Withdrawal Rights, page 13</u>

1. We note that in order for withdrawal to be effective, a notarized notice of withdrawal must be timely received by the Depositary via certified mail. Please advise us as to your consideration of how this complies with Rule 14d-7(a) and (b). Shareholders have the right to withdraw their securities throughout the period that the offer remains open. Please specifically address how a shareholder may withdraw securities on the expiration date when you require that the withdrawal notice must be notarized and sent by certified mail. Please also address how the notarization requirement is a reasonable request for a signature guarantee. In

addition, please compare the certified mail and notarized signature requirements for withdrawal with the requirements to tender securities, including the "Medallion Signature Guarantee." We may have further comment.

Certain Information Concerning the Purchaser, page 16

2. We note that in the third paragraph on page 17 and in the penultimate paragraph of the Assignment Form the disclosure states that the bidders reserve the right to transfer or assign the right to purchase securities in this offer. Please confirm your understanding that any entity to which the bidders assign the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require the dissemination of additional offer materials and an extension of the term of the offer.

Source of Funds, page 17

3. We note that existing capital and binding capital commitments will be used to fund the offer. Please revise to state the specific sources of funds. Refer to Item 1007(a) of Regulation M-A. If any part of the funds is expected to be borrowed, then revise to include a summary of the loan arrangement. Refer to Item 1007(d) of Regulation M-A.

Determination of Validity, page 12

4. Please explain to us the purpose of the language that your interpretation of the terms of the offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

· the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions